UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 1*)
                        CONTINENTAL HERITAGE CORPORATION
                                (Name of Issuer)

                     Common Stock, Par Value $.10 Per Share
                         (Title of Class of Securities)

                                  211478 10 2
                                 (CUSIP Number)

                              Allan Salovin, Esq.
                            Greenberg Traurig, P.A.
                   777 S. Flagler Drive, Suite 300-East Tower
                         West Palm Beach, Florida 33401
                                 (561) 650-7916
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                February 9, 1999
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13.d-1(g), check the following box: [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filed out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


1 NAMES OF REPORTING PERSONS.
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Jules Ross

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a)     [X]
(b)     [ ]

3 SEC USE ONLY


4 SOURCE OF FUNDS (See Instructions)
  PF

5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
  2(d) [ ]    or 2(e) [ ]

6 CITIZENSHIP OR PLACE OF ORGANIZATION
  United States Citizen

NUMBER OF        7 SOLE VOTING POWER
SHARES             1,120,250 (1)
BENEFICIALLY
OWNED BY         8 SHARED VOTING POWER
EACH               4,978,264 (2)
REPORTING
PERSON           9 SOLE DISPOSITIVE POWER
                   1,120,250 (1)

                10 SHARED DISPOSITIVE POWER
                   0

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
   6,098,514  (1,2)

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
   (See Instructions)
    [ ]

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
   75.9%

14 TYPE OF REPORTING PERSON (See Instructions)
   IN

1- Includes 1,120,250 shares underlying Class A Warrants held by Reporting Person which are exercisable within sixty days.

2- Includes 4,978,264 shares which are subject to the Irrevocable proxy described in Item 6 of this Schedule 13D.


1 NAMES OF REPORTING PERSONS.
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Richard A. Hahner

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a)     [X]
(b)     [ ]

3 SEC USE ONLY


4 SOURCE OF FUNDS (See Instructions)
  PF

5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
  2(d) [ ]    or 2(e) [ ]

6 CITIZENSHIP OR PLACE OF ORGANIZATION
  United States Citizen

NUMBER OF        7 SOLE VOTING POWER
SHARES                75,000 (1)
BENEFICIALLY
OWNED BY         8 SHARED VOTING POWER
EACH               4,978,264 (2)
REPORTING
PERSON           9 SOLE DISPOSITIVE POWER
                      75,000 (1)

                10 SHARED DISPOSITIVE POWER
                   0

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
   5,053,264  (1,2)

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
   (See Instructions)
    [ ]

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
   72.3%

14 TYPE OF REPORTING PERSON (See Instructions)
   IN

1 Includes 75,000 shares underlying Class A Warrants held by Reporting Person which are exercisable within sixty days.

2 Includes 4,978,264 shares which are subject to the Irrevocable proxy described in Item 6 of this Schedule 13D.



1 NAMES OF REPORTING PERSONS.
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Case Holding Co., Inc. - FEIN: 59-1936548

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a)     [X]
(b)     [ ]

3 SEC USE ONLY


4 SOURCE OF FUNDS (See Instructions)
  WC

5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
  2(d) [ ]    or 2(e) [ ]

6 CITIZENSHIP OR PLACE OF ORGANIZATION
  Florida for-profit Corporation

NUMBER OF        7 SOLE VOTING POWER
SHARES               300,000 (1)
BENEFICIALLY
OWNED BY         8 SHARED VOTING POWER
EACH               4,978,264 (2)
REPORTING
PERSON           9 SOLE DISPOSITIVE POWER
                     300,000 (1)

                10 SHARED DISPOSITIVE POWER
                   0

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
   5,278,264  (1,2)

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
   (See Instructions)
    [ ]

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
   73.2%

14 TYPE OF REPORTING PERSON (See Instructions)
   CO

1 Includes 300,000 shares underlying Class A Warrants held by Reporting Person which are exercisable within sixty days.

2 Includes 4,978,264 shares which are subject to the Irrevocable proxy described in Item 6 of this Schedule 13D.


1 NAMES OF REPORTING PERSONS.
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Peter Casoria, Jr.

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a)     [X]
(b)     [ ]

3 SEC USE ONLY


4 SOURCE OF FUNDS (See Instructions)
  PF

5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
  2(d) [ ]    or 2(e) [ ]

6 CITIZENSHIP OR PLACE OF ORGANIZATION
  United States Citizen

NUMBER OF        7 SOLE VOTING POWER
SHARES               234,300 (1)
BENEFICIALLY
OWNED BY         8 SHARED VOTING POWER
EACH               4,978,264 (2)
REPORTING
PERSON           9 SOLE DISPOSITIVE POWER
                     234,300 (1)

                10 SHARED DISPOSITIVE POWER
                   0

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
   5,212,564  (1,2)

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
   (See Instructions)
    [ ]

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
   72.9%

14 TYPE OF REPORTING PERSON (See Instructions)
   IN


1 Includes 234,300 shares underlying Class A Warrants held by Reporting Person which are exercisable within sixty days.

2 Includes 4,978,264 shares which are subject to the Irrevocable proxy described in Item 6 of this Schedule 13D.



1 NAMES OF REPORTING PERSONS.
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Peter Casoria, Sr.

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a)     [X]
(b)     [ ]

3 SEC USE ONLY


4 SOURCE OF FUNDS (See Instructions)
  PF

5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
  2(d) [ ]    or 2(e) [ ]

6 CITIZENSHIP OR PLACE OF ORGANIZATION
  United States Citizen

NUMBER OF        7 SOLE VOTING POWER
SHARES                75,000 (1)
BENEFICIALLY
OWNED BY         8 SHARED VOTING POWER
EACH               4,978,264 (2)
REPORTING
PERSON           9 SOLE DISPOSITIVE POWER
                      75,000 (1)

                10 SHARED DISPOSITIVE POWER
                   0

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
   5,053,264  (1,2)

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
   (See Instructions)
    [ ]

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
   72.3%

14 TYPE OF REPORTING PERSON (See Instructions)
   IN


1 Includes 75,000 shares underlying Class A Warrants held by Reporting Person which are exercisable within sixty days.

2 Includes 4,978,264 shares which are subject to the Irrevocable proxy described in Item 6 of this Schedule 13D.



1 NAMES OF REPORTING PERSONS.
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Dennis A. Lopez

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a)     [X]
(b)     [ ]

3 SEC USE ONLY


4 SOURCE OF FUNDS (See Instructions)
  PF

5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
  2(d) [ ]    or 2(e) [ ]

6 CITIZENSHIP OR PLACE OF ORGANIZATION
  United States Citizen

NUMBER OF        7 SOLE VOTING POWER
SHARES                75,000 (1)
BENEFICIALLY
OWNED BY         8 SHARED VOTING POWER
EACH               4,978,264 (2)
REPORTING
PERSON           9 SOLE DISPOSITIVE POWER
                      75,000 (1)

                10 SHARED DISPOSITIVE POWER
                   0

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
   5,053,264  (1,2)

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
   (See Instructions)
    [ ]

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
   72.3%

14 TYPE OF REPORTING PERSON (See Instructions)
   IN


1 Includes 75,000 shares underlying Class A Warrants held by Reporting Person which are exercisable within sixty days.

2 Includes 4,978,264 shares which are subject to the Irrevocable proxy described in Item 6 of this Schedule 13D.



1 NAMES OF REPORTING PERSONS.
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Gerald M. Holland

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a)     [X]
(b)     [ ]

3 SEC USE ONLY


4 SOURCE OF FUNDS (See Instructions)
  BK

5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
  2(d) [ ]    or 2(e) [ ]

6 CITIZENSHIP OR PLACE OF ORGANIZATION
  United States Citizen

NUMBER OF        7 SOLE VOTING POWER
SHARES               951,450 (1)
BENEFICIALLY
OWNED BY         8 SHARED VOTING POWER
EACH               4,978,264 (2)
REPORTING
PERSON           9 SOLE DISPOSITIVE POWER
                     951,450 (1)

                10 SHARED DISPOSITIVE POWER
                   0

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
   5,929,714  (1,2)

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
   (See Instructions)
    [ ]

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
   75.4%

14 TYPE OF REPORTING PERSON (See Instructions)
   IN

1 Includes 951,450 shares underlying Class A Warrants held by Reporting Person which are exercisable within sixty days.

2 Includes 4,978,264 shares which are subject to the Irrevocable proxy described in Item 6 of this Schedule 13D. Also includes 247,500 shares of Common Stock owned directly by Reporting Person but which are included in the number of shares subject to the Irrevocable Proxy. These shares have not been shown separately so as to avoid double counting.



1 NAMES OF REPORTING PERSONS.
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Charles J. Sugarman

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a)     [X]
(b)     [ ]

3 SEC USE ONLY


4 SOURCE OF FUNDS (See Instructions)
  PF

5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
  2(d) [ ]    or 2(e) [ ]

6 CITIZENSHIP OR PLACE OF ORGANIZATION
  United States Citizen

NUMBER OF        7 SOLE VOTING POWER
SHARES               150,000 (1)
BENEFICIALLY
OWNED BY         8 SHARED VOTING POWER
EACH               4,978,264 (2)
REPORTING
PERSON           9 SOLE DISPOSITIVE POWER
                     150,000 (1)

                10 SHARED DISPOSITIVE POWER
                   0

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
   5,128,264  (1,2)

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
   (See Instructions)
    [ ]

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
   72.6%

14 TYPE OF REPORTING PERSON (See Instructions)
   IN


1 Includes 150,000 shares underlying Class A Warrants held by Reporting Person which are exercisable within sixty days.

2 Includes 4,978,264 shares which are subject to the Irrevocable proxy described in Item 6 of this Schedule 13D.


1 NAMES OF REPORTING PERSONS.
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Roslyn S. Sugarmann

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a)     [X]
(b)     [ ]

3 SEC USE ONLY


4 SOURCE OF FUNDS (See Instructions)
  PF

5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
  2(d) [ ]    or 2(e) [ ]

6 CITIZENSHIP OR PLACE OF ORGANIZATION
  United States Citizen

NUMBER OF        7 SOLE VOTING POWER
SHARES               300,000 (1)
BENEFICIALLY
OWNED BY         8 SHARED VOTING POWER
EACH               4,978,264 (2)
REPORTING
PERSON           9 SOLE DISPOSITIVE POWER
                     300,000 (1)

                10 SHARED DISPOSITIVE POWER
                   0

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
   5,278,264  (1,2)

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
   (See Instructions)
    [ ]

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
   73.2%

14 TYPE OF REPORTING PERSON (See Instructions)
   IN


1 Includes 300,000 shares underlying Class A Warrants held by Reporting Person which are exercisable within sixty days.

2 Includes 4,978,264 shares which are subject to the Irrevocable proxy described in Item 6 of this Schedule 13D.



 This Statement on Schedule 13D (the "Schedule 13D") relates to the transactions carried out in connection with the Loan Agreement dated as of February 9, 1999 wherein seven investors (collectively, the "Investors") loaned Continental Heritage Corporation (the "Issuer") the sum of $1,000,000. As a portion of the consideration, the Issuer issued to the Investors on a pro rata participation basis immediately exercisable Class A Warrants for the purchase of 2,000,000 shares of its Common Stock. As further consideration to the Investors, certain holders of the voting securities of the Issuer executed a Non-Recourse Pledge Agreement and an Irrevocable Proxy in favor of the Investors wherein these holders pledged 4,978,264 shares of common stock and exercisable Class A Warrants to purchase 224,000 shares of common stock to the Investors. Two individuals, one of whom is also a member of the investor group, who were instrumental in arranging the transaction, as further inducement to the investor group, executed a Non-Recourse Pledge Agreement in favor of the Investors wherein these two individuals pledged exercisable Class A Warrants for the purchase of 351,250 shares of Issuer's Common Stock. The Class A Warrants pledged by these two individuals were received for their services in facilitating the loan arrangement. Effective July 21, 1999, one of the original Investors transferred a portion of his interest in the Loan Agreement to two additional individuals (the "Added Parties"). The Investors plus the additional individual who was not a member of the Investors and the Added Parties are collectively referred to herein as the "Reporting Persons."

ITEM 1: SECURITY AND ISSUER:

 1(a) Common Stock, $.10 per share par value

 1(b) Continental Heritage Corporation (the "Issuer"), 7464 West Lake Mead
      Blvd., Suite 150, Las Vegas, Nevada 89128

ITEM 2: IDENTITY AND BACKGROUND:

 2(a)- (c)

  (i) Jules Ross, 2300 Kensington Boulevard, Davie, FL 33325, has been a self-employed investor since 1990. Mr. Ross was elected as a director of the Issuer on June 8, 1999.

  (ii) Richard Hahner, 4860 N.E.12th Avenue, Fort Lauderdale, FL 33334, has been Vice-President of Holland Builders, Inc. since 1965.

  (iii) Case Holding Co., Inc., c/o Mr. Cy Case, 4367 N. Federal Highway, #209, Fort Lauderdale, FL 33308, is a Florida for-profit corporation established in 1979. Peter Casoria, Sr. is a director and vice-president of Case Holding and Peter Casoria, Jr. is a director and the treasurer of Case Holding.

  (iv) Peter Casoria, Jr., 552 N.E. 34th Court, Oakland Park, FL 33334, has been an electrical contractor with County Electric since 1966.

  (v) Peter Casoria, Sr., 552 N.E. 34th Court, Oakland Park, FL 33334, is retired, but serves as a director and vice president of Case Holding Co., Inc.

  (vi) Dennis Lopez, 4800 Bayview Drive PH3, Fort Lauderdale, FL 33308, has been employed by Metra Associates, Inc. as a manufacturers' sales representative for electrical construction materials since 1976.

  (vii) Gerald M. Holland, 4860 N.E. 12th Avenue, Fort Lauderdale, FL 33334, has been the president and owner of Holland Builders, Inc. since 1965. Mr. Holland was elected as a director of the Issuer on June 8, 1999.

  (viii) Charles J. Sugarman, D.P.M., 69 Covert Run Pike, Fort Thomas, KY 41075, has been a podiatrist since 1984. He has been treasurer of Northern Kentucky Foot Specialists, PSC since 1996.

  (ix) Roslyn S. Sugarman, 1904 S. Ocean Drive, Apartment 806, Hallandale, FL 33009, has been a private investor in stocks and bonds since 1975.

2(d) None

2(e) None

 2(f) The Reporting Persons are all United States Citizens with the exception of Case Holding Co., Inc. which is a Florida for-profit corporation and Damaso
W. Saavedra, P.A. which is a Florida professional association.

ITEM 3: SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

 Effective February 9, 1999, the Issuer entered into a Loan Agreement with seven individual investors (the "Investors"). The Reporting Persons of this
Schedule 13D, Roslyn S. Sugarman and Charles J. Sugarman (the "Added Parties"), are such Investors. Pursuant to the Loan Agreement, the Investors agreed to lend $1,000,000 (the "Loan") to the Issuer. The Investors also agreed to make an additional loan of $500,000 if requested by the Issuer. As collateral for the Loan, Steve Gould, Lee Kaplan, Robert Bray and Gerald Holland executed a Non-Recourse Pledge Agreement and an Irrevocable Proxy in favor of the Investors. An aggregate of 4,978,264 shares of the Issuer's Common Stock and Class A Warrants to purchase 224,000 shares of the Issuer's Common Stock are subject to the Pledge Agreement and Irrevocable Proxy. The Non-Recourse Pledge Agreement and the Irrevocable Proxy terminate upon repayment of the initial loan and/or an additional loan of $500,000 that the Investors have agreed to make if requested by the Issuer. The Investors appointed Gerald M. Holland as their agent to hold the Irrevocable Proxy.

 Mr. Holland is a member of the Investors, but received additional Class A Warrants along with Damaso W. Saavedra, P.A. for services performed in facilitating the Loan. Mr. Holland and Damaso W. Saavedra on behalf of the P.A. also executed a Non-Recourse Pledge Agreement in favor of the Investors. Effective May 27, 1999, the Investors agreed to lend an additional $200,000 to the Issuer and received Class A Warrants to purchase an aggregate of 400,000 additional shares of the Issuer's Common Stock. Effective August 4, 1999, the Investors agreed to lend an additional $300,000 to the Issuer and received Class A Warrants to purchase an aggregate of 600,000 additional shares of the Issuer's Common Stock.

 See Item 6: Post-Transaction Transfers for an explanation of the Added Parties interest in the Loan.

 The source of each individual Investors' funds is reflected on such individual's cover sheet to this Schedule 13D.

ITEM 4: PURPOSE OF TRANSACTION

 The issue of the Class A Warrants to the Investors and the grant of the Irrevocable Proxy to the Investors was to provide inducement and security to the Reporting Persons to loan the Issuer the sum of $1,000,000 to be used as working capital. Additional funds loaned or to be loaned will also be used for working capital.

ITEM 5: INTEREST IN SECURITIES OF THE ISSUER

 5(a) The Issuer has 6,914,259 shares of Common Stock outstanding as of
December 27, 1999.   Reporting Persons by reason of the Irrevocable Proxy are
deemed to be beneficial owners of 4,978,264 shares in the aggregate, giving them 72.0% of the Issuer's outstanding common stock as of December 27, 1999. Additionally, the Reporting Persons hold immediately exercisable Class A Warrants to purchase an aggregate of 3,281,000 shares of the Issuer's Common Stock.

 5(b) The Reporting Persons through the Irrevocable Proxy have the power to
vote all of the 4,978,264 shares.   The Reporting Persons are not entitled to
vote the shares underlying the Warrants until the exercise of the Warrants.

 5(c) Other than the transactions which are the subject of this report, no other transactions concerning Issuer's securities have been effected by Reporting Persons within the last 60 days.

 5(d) Reporting Persons are not entitled to receive or direct the receipt of dividends from the pledged shares. All dividends are to be received and directed by the beneficial owners who are Steve Gould, Lee Kaplan, Robert Bray and Gerald M. Holland.

 5(e) Not applicable.


ITEM 6: CONTRACTS, ARRANGEMENTS, UNDERSTANDING OR RELATIONSHIPS
WITH  RESPECT TO SECURITIES OF THE ISSUER.

Non-Recourse Pledge Agreement.

 As collateral for repayment of the Loan described in Item 3 above, Steve Gould, Lee Kaplan, Robert Bray and Gerald Holland executed a Non-Recourse Pledge Agreement in favor of the Investors. The Pledge Agreement provides that Messrs. Gould, Kaplan, Bray and Holland pledge as collateral security for payment of the Loan an aggregate of 4,978,264 shares of the Issuer's Common Stock which they hold to the Investors. Further, Class A Warrants for the purchase of 112,000 shares (or an aggregate of 224,000 shares) of the Issuer's Common Stock issued to each of Messrs. Gould and Kaplan have been pledged under the Non-Recourse Pledge Agreement. Mr. Holland and Damaso W. Saavedra, P.A. also executed a Non-Recourse Pledge Agreement in favor of the Investors as additional collateral security. Under that Pledge Agreement, Mr. Holland and Damaso W. Saavedra, P.A. pledged Class A Warrants for the purchase of 210,750 and 140,500 shares, respectively, of Issuer's Common Stock.

Irrevocable Proxy.

 Messrs. Gould, Kaplan, Bray and Holland have each granted to the Investors an Irrevocable Proxy entitling the Investors at any time prior to repayment of the initial loan and/or the additional loan to vote on major decisions presented to the Issuer's shareholders, provided, however, that the Proxy may not be used by the Investors to vote to remove any director or officer from the Issuer for reasons other than gross negligence, theft, or legal incompetency. Further, the Investors may not vote to elect any person as a director of the Issuer other than those persons currently holding that position. The Proxy terminates upon repayment of the initial loan and/or the additional loan to the Investors.

Post-Transaction Assignments of Class A Warrants.

 Effective July 21, 1999, Damaso W. Saavedra, P.A. assigned Class A Warrants for the purchase of 70,250 shares of the Issuer's Common Stock to Jules Ross.

 Effective July 23, 1999, Gerald M. Holland assigned Class A Warrants for the purchase of 84,300 shares of the Issuer's Common Stock to Peter Casoria, Jr.

 Effective July 21, 1999, Mr. Jules Ross assigned 10% of his interest in the Class A Warrants and 10% of his interest under the Loan Agreement to Charles J. Sugarman.

 Effective July 21, 1999, Mr. Jules Ross assigned 20% of his interest in the Class A Warrants and 10% of his interest under the Loan Agreement to Roslyn S. Sugarman.

 All of the above transfers are reflected on the individual's cover sheet of this Schedule 13D. Although Mr. and Mrs. Sugarman were not original parties to the Loan Agreement and Irrevocable Proxy, they are included herein as additional parties because of the assignment of benefits and obligations to them by Mr. Jules Ross. Mr. Sugarman is the son of Mrs. Sugarman.


ITEM 7: MATERIAL TO BE FILED AS EXHIBITS


No.            Description:

1 Loan Agreement dated February 9, 1999 (incorporated by reference to Exhibit 10.9 of Issuer's Form 10-KSB filed with the Commission on March 15, 1999).

2.             Non-Recourse Pledge Agreement (incorporated by reference to
               Exhibit 10.14 of Issuer's Form 10-KSB filed with the Commission on March 15, 1999).

3. Irrevocable Proxy (incorporated by reference to Exhibit 10.15 of Issuer's Form 10-KSB filed with the Commission on March 15,
               1999).

4              Joint Filing Agreement and Power of Attorney


                                   SIGNATURE:

 After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



December 27, 1999               /s/ Gerald M. Holland
Date                            Signature
                                Name/Title: Gerald M Holland, Proxy Signatory

 The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with this statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name an any title of each person who signs the statement shall be typed or printed beneath his signature.


                                   EXHIBIT 4

                             JOINT FILING AGREEMENT

 Each of the undersigned acknowledges and agrees that the foregoing statement on Schedule 13D is filed on behalf of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of the undersigned without the necessity of filing additional joint acquisition statements.

 Each of the undersigned acknowledges that he or it shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

 Each person whose signature appears below hereby constitutes and appoints GERALD M. HOLLAND, his true and lawful attorney-in-fact and agent, for him and in name, place and stead, in any and all capacities, to sign any and all filings on Schedule 13D under the Exchange Act, and any amendment thereto, relating tot he securities of Continental Heritage Corporation and to file the same with the Securities and Exchange Commission, and hereby grants to such attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he might or could do, hereby ratifying and confirming all that such attorney-ion-fact and agent may lawfully do or cause to be done by virtue hereof in connection with such filings.

 This agreement may be executed in any number of counterparts and all of such counterparts taken together shall constitute one and the same instrument.

Dated as of this 9th  day of July 1999.

/s/Jules Ross
Jules Ross

/s/Gerald M. Holland
Gerald M. Holland

/s/Peter Casoria, Jr.
Peter Casoria, Jr.

/s/Peter Casoria, Sr.
Peter Casoria, Sr.

/s/Dennis Lopez
Dennis Lopez

/s/Richard A. Hahner
Richard A. Hahner

Case Holding Company, Inc.,
a Florida corporation

By:/s/Cy Case, President
      Name: Cy Case
      Title: President

/s/Roslyn S. Sugarman
Roslyn S. Sugarman

/s/Charles J. Sugarman
Charles J. Sugarman